PRESS RELEASE                       LIFE SCIENCES RESEARCH, INC.
                                    (OTCBB: LSRI)

                                    PO Box 2360
                                    Mettlers Road
                                    East Millstone, NJ 08875-2360

                                    For Further Information:
                                    Richard Michaelson
                                    Phone:   US: (732) 649-9961
                                    e-mail: LifeSciencesResearch@LSRinc.net

For Immediate Release

March 25, 2003

                           LSR ANNOUNCES 2002 RESULTS

East Millstone, New Jersey, March 25, 2003 - Life Sciences Research, Inc. ("LSR") announced today that net revenues in the year ended December 31, 2002 were $115.7 million, an increase of 17% on revenues of $99.2 million for the year ended December 31, 2001. The underlying increase, after adjusting for the impact of the movement in exchange rates, was 13%. The Company reported net income for the year ended December 31, 2002 of $2.7 million compared with a net loss of $9.6 million the previous year.

Earnings for the year ended December 31, 2002 were $0.24 per share on a diluted basis, compared with loss per share of $1.64 in the year ended December 31, 2001, including Other Income of $4.9 million in 2002 and Other Expenses of $4.5 million in 2001. In 2002, Other Income included a gain of $1.2 million associated with the repurchase of $2.4 million principal amount of the Company's outstanding convertible bonds; non-cash foreign exchange transaction gains of $5.0 million on accounting for the Company's dollar denominated bonds converted into UK pound sterling; offset by expenses associated with the Exchange Offer of $1.3 million. Other Expenses in 2001 included $3.1 million associated with refinancing and the LSR Exchange Offer and $1.4 million associated with non-cash foreign exchange transaction losses on accounting for the Company's dollar denominated bonds converted into UK pound sterling. Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"), exclusive of the items discussed above, were $12.4 million for full year 2002, or 10.7% of sales, compared to $6.7 million, or 6.7% of sales, for the prior year. The Company advises that the trend in earnings should be viewed on a GAAP and an adjusted EBITDA basis.


For the quarter ended December 31, 2002, revenues were $31.1 million, compared to $26.8 million during the same period last year. Excluding the Other Income/Expenses referred to above, net income before taxes for the quarter was $22 thousand, compared to a net loss before taxes of $753 thousand in the prior year period. On the same basis, EBITDA was $3.8 million, or 12.1% of sales, compared to $3.0 million, or 11.0% of sales in the same period last year.

Net cash provided by operating activities totaled $14.0 million in 2002, compared to cash used of $2.1 million in 2001. Capital expenditures totaled $4.2 million in 2002 compared with $3.3 million in 2001. Year end cash and cash equivalents were $14.6 million compared to $2.2 million in the prior year, and total debt was $84.1 million, a decrease of $4.0 million from December 31, 2001 of $88.1 million.

Net new business signings totaled $37 million for the fourth quarter of 2002, and $135 million for the full year, an increase of 30% and 25% respectively from the prior year. At December 31, 2002 backlog (booked-on work) amounted to approximately $95 million. Net days sales outstanding were 9 days compared with 45 days at the end of 2001.

"This has been a very significant year for Life Sciences Research", said Andrew Baker, LSR's Chairman and CEO, "achieving two important financial milestones. We've seen meaningful positive cash flow throughout the year, and achieved positive net income from operations in our most recent quarter. These combine to strengthen our balance sheet, including allowing us to repurchase $2.4 million of our convertible subordinated bonds, and a further $1 million subsequent to year-end. We are also completing our first full year as an American domiciled public company, and are more convinced than ever that it was an important and positive strategic step for LSR."

Brian Cass, LSR's President and Managing Director, said, "We continue to enjoy a strong market for our services and excellent support from our clients, as reflected by, amongst other things, record orders and a historic level of booked-on work. In 2002 we signed up several record study values which will stand us in good stead for the coming years."

Life Sciences Research, Inc. is a global Contract Research Organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England). Information on LSR's business, recent press releases, and SEC filings can be obtained through its website at www.lsrinc.net.

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in LSR's Registration Statement on Form S-1, dated July 12, 2002, and the Company's Form 10-K for the fiscal year ended December 31, 2001, each as filed with the US Securities and Exchange Commission.

                              - tables to follow -

                  Life Sciences Research Inc. and Subsidiaries
                      Consolidated Statements of Operations
                                   (unaudited)
                  Dollars in (000's), except per share amounts

                                                              Year Ended December 31,

                                                                  2002                  2001
Revenues                                                      $115,742               $99,206
Cost of sales                                                 (93,403)              (84,133)
                                                    -------------------     -----------------
Gross profit                                                    22,339                15,073
Selling and administrative expenses                           (18,075)              (15,966)
Other operating expense                                              -                 (750)
                                                    -------------------     -----------------
Operating income / (loss)                                        4,264               (1,643)
Interest income                                                     66                   104
Interest expense                                               (6,304)               (6,614)
Other income/(expense)                                           4,922               (4,471)
                                                    -------------------     -----------------
Income/(loss) before income taxes                                2,948              (12,624)
Income tax (expense)/benefit                                     (251)                 2,996
                                                    -------------------     -----------------
Net income/(loss)                                               $2,697              $(9,628)
                                                    ===================     =================
Income/(loss) per share
 -basic                                                          $0.25               $(1.64)
 -diluted                                                        $0.24               $(1.64)

Weighted average number of common stock outstanding
 -basic                                                     10,678,890             5,868,421
 -diluted                                                   11,083,416             5,868,421



                  Life Sciences Research Inc. and Subsidiaries
                           Consolidated Balance Sheets
                                   (unaudited)
                  Dollars in (000's), except per share amounts
                                                                       December 31,
ASSETS                                                                 2002             2001
Current assets:
Cash and cash equivalents                                           $14,644           $2,240
Accounts receivable, net of allowance of
  $287 and $164 in 2002 and 2001 respectively                        20,176           18,257
Unbilled receivables                                                  9,108           13,920
Inventories                                                           1,556            1,275
Prepaid expenses and other current assets                             3,075            2,850
                                                               -------------   --------------
                                                               -------------   --------------
Total current assets                                                $48,559          $38,542
                                                               -------------   --------------
                                                               -------------   --------------
Property and equipment, net                                          94,574           90,353
Investments                                                             248              202
Unamortized capital bonds issue costs                                   563              691
Deferred income taxes                                                 4,466            4,176
                                                               -------------   --------------
Total assets                                                       $148,410         $133,964
                                                               -------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                     $8,574           $9,899
Accrued payroll and other benefits                                    1,773            2,323
Accrued expenses and other liabilities                               12,990           10,494
Fees invoiced in advance                                             26,066           17,722
                                                               -------------   --------------
                                                               -------------   --------------
Total current liabilities                                           $49,403          $40,438
                                                               -------------   --------------
                                                               -------------   --------------
Long-term debt                                                       83,717           59,302
Related party loans                                                     358           28,821
Pension liabilities                                                  17,712              174
Deferred income taxes                                                 5,024            9,953
                                                               -------------   --------------
Total liabilities                                                  $156,214         $138,688
                                                               -------------   --------------

Commitments and contingencies
Shareholders' equity/(deficit)
Common Stock, issued and outstanding 12/ 31/02:
    11,932,338 (12/31/01: 5,870,305)                                    119               59
Paid in capital                                                      75,098           66,035

Less: Promissory notes for issuance of common stock                   (684)                -
Accumulated comprehensive loss, including minimum pension
    liability of $(13,507) in 2002 ($0 in 2001) associated
    with deficiency on UK defined benefit pension
    plan, net of deferred tax                                      (18,576)          (4,360)
Accumulated deficit                                                (63,761)         (66,458)
                                                               -------------   --------------
                                                               -------------   --------------
Total shareholders' (deficit)                                      $(7,804)         $(4,724)
                                                               -------------   --------------
                                                               -------------   --------------
Total liabilities and shareholders' equity/(deficit)               $148,410         $133,964
                                                               -------------   --------------

                  Life Sciences Research Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                   (unaudited)
                               Dollars in (000's)

                                                                   Year Ended December 31,

                                                                       2002           2001
Cash flows from operating activities:
Net income/(loss)                                                     $2,697       $(9,628)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization                                          8,108          8,307
Foreign exchange (gain)/loss on Capital Bonds                        (4,977)          1,272
Deferred income taxes/(benefits)                                         188        (2,996)
Gain on repurchase of Capital Bonds                                  (1,191)              -
Provision for losses on accounts receivable                              123             80
Amortization of capital bonds issue costs                                191            157
Amortization of warrants                                                 156              -
Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses         4,605        (8,329)
Inventories                                                            (127)             44
Accounts payable, accrued expenses and other liabilities             (1,728)          7,131
Fees invoiced in advance                                               5,988          1,898
                                                                 ------------   ------------
Net cash provided by/(used in) operating activities                  $14,033       $(2,064)
                                                                 ------------   ------------

Cash flows from investing activities:
Purchase of property, plant and equipment                            (4,177)        (3,295)
                                                                 ------------   ------------
Net cash used in investing activities                               $(4,177)       $(3,295)
                                                                 ------------   ------------

Cash flows from financing activities:
Proceeds from issue of common shares                                   6,039             84
Proceeds from issue of warrants                                            -            680
Proceeds from long-term borrowings                                       334          4,321
Repayments of long-term borrowings                                   (4,627)           (93)
                                                                 ------------   ------------
                                                                 ------------   ------------
Net cash provided by financing activities                             $1,746         $4,992
                                                                 ------------   ------------
Effect of exchange rate changes on cash and cash equivalents             802          (679)
                                                                 ------------   ------------
Increase/(decrease) in cash and cash equivalents                      12,404        (1,046)
Cash and cash equivalents at beginning of year                         2,240          3,286
                                                                 ------------   ------------
Cash and cash equivalents at end of year                             $14,644         $2,240
                                                                 ------------   ------------
                                                                 ------------   ------------

Supplementary disclosures:
Interest paid                                                       $(6,110)       $(6,267)

Non-cash transactions:
Conversion of debt to equity                                          $2,400             $-
Issuance of shares for promissory notes                                 $684             $-
